UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                             Specialty Catalog Corp.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    84748Q103
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  May 4, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                        (continued on following pages)

                               (Page 1 of 9 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 84748Q103                                         Page 2 of 9 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)     [X]
                                                            (b)     [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        206,549
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY                 8.    SHARED VOTING POWER
      EACH REPORTING        ----------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
           WITH                         206,549
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            206,549 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                                  [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.8%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                               (Page 2 of 9 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 84748Q103                                         Page 3 of 9 Pages
--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value Offshore Fund, Ltd.
            S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: Not Applicable
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)     [X]
                                                            (b)     [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        104,008
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY                 8.    SHARED VOTING POWER
      EACH REPORTING        ----------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
           WITH                         104,008
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            104,008 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                                  [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.3%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO


                               (Page 3 of 9 Pages)

SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 84748Q103                                         Page 4 of 9 Pages
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:  Wynnefield Partners Small Cap Value,
            L.P. I
            S.S. OR I.R.S. IDENTIFICATION N0. OF ABOVE PERSON: 13-3953291
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)     [X]
                                                            (b)     [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        248,050
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY                 8.    SHARED VOTING POWER
      EACH REPORTING        ----------------------------------------------------
          PERSON                  9.    SOLE DISPOSITIVE POWER
           WITH                         248,050
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            248,050 shares
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                                  [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.7%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN


                               (Page 4 of 9 Pages)

Item 1. Security and Issuer.

      This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of Specialty Catalog Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21 Bristol Drive, South Easton, MA 02375.

Item 2. Identity and Background.

(a), (b), (c) and (f). This Statement is being filed by Wynnefield
Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group."

      Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

      The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

      (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      As more fully described in Item 4 below, this Schedule is being filed pursuant to Rule 13d-1(e). Collectively, the entities comprising the Wynnefield Group beneficially own 558,607 shares of Common Stock.



                               (Page 5 of 9 Pages)

      Each member of the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

        As indicated, this filing does not relate to a purchase of Common Stock. The entities comprising the Wynnefield Group initially held their shares of Common Stock for investment purposes.

        Reference is made to Amendment No. 2 to Schedule 13D dated April 25, 2001 filed with the Securities and Exchange Commission by Mr. Guy Naggar (the "Naggar Amendment No. 2"), in which Mr. Naggar reported that on March 26, 2001, Mr. Naggar, at a meeting of the Board of Directors of the Issuer, of which he is a member, indicated that he was considering the possibility of pursuing discussions pertaining to entering into an extraordinary transaction (a "Transaction") with the Issuer which could result in a change of ownership or structure of the Issuer, including a Transaction involving the purchase of all or substantially all of the outstanding shares of Common Stock of the Issuer. Pursuant to the Naggar Amendment No. 2, on April 18, 2001, Mr. Naggar, at a meeting of the Board of Directors of the Issuer, indicated that he was preparing to make a preliminary proposal regarding a Transaction.

        On April 30, 2001, the Issuer issued a press release indicating that Mr. Naggar had submitted a proposal to acquire for cash, through a merger, all of the issued and outstanding shares of Common Stock of the Issuer, other than shares held by Mr. Naggar and other shareholders, management and members of the Board of Directors of the Issuer who may determine to participate with him in the Transaction, for $3.75 per share in cash.

        On May 4, 2001, a special committee of the Board of Directors of the Issuer approved, and the Issuer and Specialty Acquisition Corp., a Delaware corporation owned in part by Mr. Naggar, ("SAC") entered into, an Agreement and Plan of Recapitalization and Merger providing that, upon the terms and subject to the conditions thereof, SAC will merge with and into the Issuer (the "Merger") with the Issuer continuing as the surviving corporation.

        In connection with the Merger, representatives of the Wynnefield Group have held various preliminary discussions with representatives of Mr. Naggar and SAC concerning the possibility of participating with SAC in the Merger. Such participation could include participation in the equity of SAC as well as arranging financing for the Merger. As of the date hereof, no agreement has been reached between the Wynnefield Group and Mr. Naggar or SAC and there can be no assurance that any such agreement will be reached on terms satisfactory to the Wynnefield Group, Mr. Naggar and SAC or that, if such an agreement were to be reached, the Merger or any other Transaction will be consummated.



                               (Page 6 of 9 Pages)

        In addition, the Merger is subject to a number of conditions, including but not limited to, (i) the adoption of the Merger Agreement and the approval of the Merger by the affirmative vote of the holders of a majority of shares of Common Stock, (ii) the absence of any temporary restraining order, injunction or other order issued by any governmental authority or legal restraint or prohibition preventing the consummation of the Merger, and (iii) SAC receiving cash proceeds from debt equity financing sufficient to consummate the transactions contemplated by the Merger Agreement.

        The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations and other factors. Accordingly, the Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Depending on factors deemed relevant by the Wynnefield Group, including, but not limited to, changes in the Issuer's business or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in this Item 4 of this Schedule 13D and any other actions as the Wynnefield Group may determine.

        The Wynnefield Group may at any time reconsider and change its plans relating to any of the foregoing. The Wynnefield Group specifically disclaims
(a) the existence of a group with Mr. Naggar, and (b) beneficial ownership of any shares of Common Stock owned by Mr. Naggar, in each case for purposes of
Section 13(d) of the Exchange Act or for any other purpose.

Item 5. Interests in Securities of the Issuer.

      (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 558,607 shares of Common Stock. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of such shares owned by the three entities referred to as the Wynnefield Group.


                               (Page 7 of 9 Pages)

      However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such shares of Common Stock. The shares owned by the three entities referred to as the Wynnefield Group represent approximately 12.88% of the outstanding shares of Common Stock of the Issuer, based on the 4,337,886 shares of Common Stock reported as outstanding on May 7, 2001 in the Issuer's latest Quarterly Report on Form 10-Q.

      Pursuant to Rule 13d-4 of the General Rules and Regulations under the Exchange Act, Mr. Obus and Mr. Landes disclaim beneficial ownership of any shares of Common Stock owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to such shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

      (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the shares owned by each of the three entities comprising the Wynnefield Group.

      (c) In the past sixty (60) days, the entities comprising the Wynnefield Group have made no purchases and sales of shares of Common Stock.

      (d) The entities comprising the Wynnefield Group, as owners of an aggregate of 558,607 shares of Common Stock (representing approximately 12.88% of the outstanding shares of Common Stock ) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares owned by them, but only from such shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

      Not applicable.


                               (Page 8 of 9 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  May 18, 2001

                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By:     Wynnefield Capital Management, LLC
                                    General Partner

                            By:     /s/ Nelson Obus
                                    ----------------------------
                                    Nelson Obus, Managing Member


                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:     Wynnefield Capital, Inc.

                                    /s/ Nelson Obus
                                    ----------------------------
                                    Nelson Obus, President







                               (Page 9 of 9 Pages)